File No. 812-15146

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of

AdvisorShares Trust

AdvisorShares Investments, LLC

4800 Montgomery Lane, Suite 150

Bethesda, Maryland 20814

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act

Please send all communications to:

Noah Hamman

AdvisorShares Investments, LLC

4800 Montgomery Lane, Suite 150

Bethesda, Maryland 20814

info@advisorshares.com

With a copy to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 8 sequentially numbered pages (including exhibits)

I.	SUMMARY OF APPLICATION

In this application, AdvisorShares Trust (“Trust”), AdvisorShares Investments, LLC (“Initial Adviser”), and Foreside Fund Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveShares® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveShares® ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) operates as an ActiveShares® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II.	APPLICANTS

A.       The Trust

The Trust is a statutory trust established under the laws of Delaware and will consist of one or more series operating as ActiveShares® ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

B.       The Adviser

The Initial Adviser will be the investment adviser to the Initial Funds. The Initial Adviser is a Delaware limited liability company with its principal place of business in Bethesda, Maryland. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a license agreement with Precidian Investments LLC, or an affiliate thereof, in order to offer ActiveShares® ETFs.3

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those that are described in one or more patent applications.

Subject to approval by the Trust’s board of trustees, an Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.       The Distributor

The Distributor, a Delaware limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Noah Hamman, President of the Trust, is authorized to sign and file on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on July 22, 2020:

RESOLVED, that the Board of Trustees of the Trust authorizes the preparation and filing with the Securities and Exchange Commission of an application for an order, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the officers of the Trust are authorized and directed to take such action deemed necessary or appropriate to effectuate the purpose and intent of the foregoing resolution.

Noah Hamman is authorized to sign and file this document on behalf of the Initial Adviser pursuant to the general authority vested in him as Chief Executive Officer and President. Mark Fairbanks is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Dated: November 3, 2020

ADVISORSHARES TRUST

By:	/s/ Noah Hamman
Name:	Noah Hamman
Title:	President

ADVISORSHARES INVESTMENTS, LLC

By:	/s/ Noah Hamman
Name:	Noah Hamman
Title:	Chief Executive Officer and President

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated November 3, 2020 for and on behalf of AdvisorShares Trust; that he is President of AdvisorShares Trust; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Noah Hamman
Name: Noah Hamman
Date: November 3, 2020

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated November 3, 2020 for and on behalf of AdvisorShares Investments, LLC; that he is Chief Executive Officer and President of AdvisorShares Investments, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Noah Hamman
Name: Noah Hamman
Date: November 3, 2020

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated November 3, 2020 for and on behalf of Foreside Fund Services, LLC; that he is Vice President of Foreside Fund Services, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark Fairbanks
Name: Mark Fairbanks
Date: November 3, 2020

APPENDIX A

Initial Funds

AdvisorShares Q Dynamic Growth ETF

The Fund is a fund of funds that seeks to achieve long-term growth.

AdvisorShares Q Portfolio Blended Allocation ETF

The Fund is a fund of funds that seeks to maximize returns within its peer group through risk optimization.